Exhibit 107

Calculation of Filing Fees Table

Form S-4

(Form Type)

Mercantile Bank Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Newly Registered
Fees to be Paid	Debt	3.25% Fixed-to-Floating Rate Subordinated Notes due 2032	Rule 457(a)	$90,000,000	100%	$90,000,000	$92.70 per million	$8,343.00
Fees Previously Paid	-	-	-	-	-	-		-
	Total Offering Amounts					$90,000,000		$8,343.00
	Total Fees Previously Paid							$0
	Total Fee Offsets							$0
	Net Fee Due					$90,000,000		$8,343.00

(1) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(a) and 457(f)(2) of the Securities Act of 1933.